EXHIBIT 21: SUBSIDIARIES OF THE REGISTRANT

WHOLLY OWNED SUBSIDIARIES OF PAYCHEX, INC. AS OF MAY 31, 2002

Jurisdiction of
Name of Subsidiaries	Incorporation

Paychex Treasury Corporation	New York

Paychex Management Corporation	New York

Paychex Securities Corporation	New York

Rapid Payroll, Inc.	California

Paychex Business Solutions, Inc.	Florida

Paychex Agency, Inc.	New York

Paychex Properties, Inc.	California